UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM U-3A-2


              Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually prior to March 1

                             BLACK HILLS CORPORATION

                   For the fiscal year ended December 31, 2002

         Black Hills Corporation hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

Black Hills Corporation

         Black Hills Corporation is a South Dakota corporation headquartered in Rapid City, South Dakota. The corporation is a public utility holding company and is the ultimate parent corporation of the Black Hills organization. Subsidiaries of Black Hills Corporation are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services. Black Hills Corporation is publicly traded and is listed on the New York Stock Exchange under the symbol "BKH".

Black Hills Power, Inc.

         Black Hills Power, Inc. ("Black Hills Power") is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. Black Hills Power is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 60,000 customers in eleven counties in western South Dakota, eastern Wyoming, and southwestern Montana. Black Hills Power is the only regulated, non-EWG public utility subsidiary of Black Hills Corporation.

Black Hills Energy, Inc.

         Black Hills Energy, Inc. ("BHE") is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. BHE is an intermediate holding company for subsidiaries engaged in the generation and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services.


Wyodak Resources Development Corp.

         Wyodak Resources Development Corp. ("Wyodak") is a Delaware corporation and a wholly owned subsidiary of Black Hills Energy, Inc. Wyodak is headquartered in Rapid City, South Dakota, but its principal place of business is in Gillette, Wyoming. Wyodak owns and operates a surface coal mine in the Powder River Basin of Wyoming. Wyodak produces and markets coal to several unrelated third parties, and also supplies coal to Black Hills Power. Subsidiaries of Wyodak are engaged in the businesses of generating and selling electricity, producing and marketing coal, oil, and natural gas, and the provision of communications, cable television, and internet services. In July of 2002, Wyodak divested its ownership of Black Hills Coal Network, Inc., which formerly engaged in coal marketing activities in Ohio.


Black Hills Exploration and Production, Inc.

         Black Hills Exploration and Production, Inc. ("BHEP") is a Wyoming corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. BHEP engages in oil and natural gas exploration and production in Wyoming, Montana, North Dakota, Nebraska, Colorado, California, Texas, Oklahoma, and Louisiana


Black Hills Acquisition Corp.

         Black Hills Acquisition Corp. ("BHAC") is a Colorado corporation and a wholly owned subsidiary of Black Hills Exploration & Production, Inc., headquartered in Rapid City, South Dakota. BHAC was formed to serve as the merger subsidiary in connection with the proposed merger with Mallon Resources, Inc., as described more fully in the Registration Statements on file with the Securities and Exchange Commission (Forms S-4 and S-4/A, SEC File Number 333-101576, filed on November 29, 2002 and January 31, 2003, respectively).

Landrica Development Company

         Landrica Development Company ("LDC") is a South Dakota corporation and a wholly owned subsidiary of Wyodak, headquartered in Rapid City, South Dakota. LDC is the owner of a coal benefication plant located near Gillette, Wyoming. The plant is currently decommissioned until such time as improvements in technology make the project economical and marketable.

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


Black Hills Fiber Systems, Inc.

         Black Hills Fiber Systems, Inc. ("BHFS") is a South Dakota corporation and a wholly owned subsidiary of Wyodak. BHFS is headquartered in Rapid City, South Dakota. BHFS is a fifty-one percent member of Black Hills FiberCom, L.L.C.

Black Hills FiberCom, L.L.C.

         Black Hills FiberCom, L.L.C. ("BHFC") is a South Dakota limited liability company headquartered in Rapid City, South Dakota. The company consists of two members, BHFS and GLA New Ventures, LLC. The company is engaged in the business of providing telephone, cable television, and internet services in the Black Hills region of western South Dakota.

DAKSOFT, Inc.

         DAKSOFT, Inc. ("Daksoft") is a South Dakota corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. Daksoft develops and markets internally generated computer software to its associates and to unrelated third parties.

Enserco Energy Inc.

         Enserco Energy Inc. ("Enserco") is a South Dakota corporation and a wholly owned subsidiary of Wyodak. Enserco is headquartered in Golden, Colorado. Enserco is engaged in the business of marketing natural gas on a wholesale basis in the Rocky Mountain and Pacific Coast regions of the United States and in Canada. Enserco is also the sole member of VariFuel, LLC.

VariFuel, LLC

         VariFuel, LLC ("VariFuel") is a South Dakota limited liability company and a wholly owned subsidiary of Enserco headquartered in Chicago, Illinois. The company formerly engaged in marketing retail natural gas in the metropolitan area of Chicago, Illinois, but is presently inactive.

Black Hills Energy Resources, Inc.

         Black Hills Energy Resources, Inc. ("BHER") is a South Dakota corporation and a wholly owned subsidiary of Wyodak. BHER is headquartered in Rapid City, South Dakota and engages in the marketing and transportation of oil in the state of Texas.

Black Hills Energy Pipeline, LLC

         Black Hills Energy Pipeline, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 99% limited partner in Millennium Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

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


Black Hills Millennium Pipeline, Inc.

         BlackHills Millennium Pipeline, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Pipeline Company, L.P. a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Energy Terminal, LLC

         Black Hills Energy Terminal, LLC is a South Dakota limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 99% limited partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Black Hills Millennium Terminal, Inc.

         Black Hills Millennium Terminal, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Millennium Pipeline Company, L.P.

         Millennium Pipeline Co., L.P. is a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast region of Texas. Subsidiaries of Black Hills Corporation hold limited and general partnership interests of the partnership.

Millennium Terminal Company, L.P.

         Millennium Terminal Co., L.P. is a Texas limited partnership which owns and operates an oil terminal and storage facility. Subsidiaries of Black Hills Corporation hold limited and general partnership interests of the partnership.

Black Hills Operating Company, LLC

         Black Hills Operating Company, LLC ("BHOC") is a Delaware limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. BHOC is an operating and management company for oil terminals and pipelines in the east and Gulf Coast regions of Texas.

Black Hills Kilgore Energy Pipeline, LLC

         Black Hills Kilgore Energy Pipeline, LLC ("BHKEP") is a Delaware limited liability company and a wholly owned subsidiary of BHER. BHKEP is a 99% limited partner in Black Hills Kilgore Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the east and Gulf Coast regions of Texas.

Black Hills Kilgore Pipeline, Inc.

         Black Hills Kilgore Pipeline, Inc. ("BHKP") is a Delaware corporation and a wholly owned subsidiary of BHER. BKHP is a 1% general partner in Black Hills Kilgore Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the east and Gulf Coast regions of Texas.

Black Hills Kilgore Pipeline Company, L.P.

         Black Hills Kilgore Pipeline Company, L.P. ("BHKPC") is a Texas limited partnership which owns and operates an oil pipeline in the east and Gulf Coast regions of Texas. Subsidiaries of Black Hills Corporation hold limited and general partnership interests of the partnership.

Black Hills Energy Capital, Inc.

         Black Hills Energy Capital, Inc. ("BHEC") is a Delaware corporation and a wholly owned subsidiary of Black Hills Power headquartered in Golden, Colorado. The corporation is engaged in the independent power industry. Through its subsidiaries, BHEC holds investments in numerous hydroelectric and natural gas fired electric generating facilities located in New York, Massachusetts, Colorado, Nevada and California that are QFs or are owned by EWGs.

Black Hills Independent Power Fund, Inc.

         Black Hills Independent Power Fund, Inc. is a Texas corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills Independent Power Fund II, Inc.

         Black Hills Independent Power Fund II, Inc. is an Illinois corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills Berkshire, LLC

         Black Hills Berkshire, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is presently inactive.

Black Hills Capital Development, Inc.

         Black Hills Capital Development, Inc. is an Illinois corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills North America, Inc.

         Black Hills North America, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Golden, Colorado. The corporation holds a one percent general partnership interest in Indeck North American Power Fund, L.P., which, through its subsidiary, is an investor in electric generating facilities in Massachusetts and California that are either QFs or are owned by EWGs.

North American Funding, LLC

         North American Funding, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC headquartered in Golden, Colorado. The company is an investor in one electric generating facility in Massachusetts and two in California that are either QFs or are owned by EWGs.

EIF Investors, Inc.

         EIF Investors, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Golden, Colorado. The corporation holds BHEC's investment in Energy Investors Fund, L.P., Energy Investors
Fund II, L.P., and Energy Investors Fund III, L.P., which in turn hold investments in numerous electric generating facilities that are either QFs or are owned by EWGs in the United States and elsewhere.

Black Hills High Desert, Inc.

         Black Hills High Desert, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC. The corporation is currently inactive.

Black Hills Idaho Operations, LLC

         Black Hills Idaho Operations, LLC, is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is headquartered in Golden, Colorado. The company is engaged in the business of providing plant operating services to two natural gas fired QFs located in the cities of Rupert and Glenns Ferry, Idaho.

Indeck North American Power Partners, LP

         Indeck North American Power Partners, LP ("INAPP") is a Delaware limited partnership headquartered in Golden, Colorado. BHEC holds an indirect 1% general partnership interest and a 99% limited partnership interest in INAPP. BHEC also provides management services to INAPP. INAPP is the sole general partner of INAPF.

Indeck North American Power Fund, LP

         Indeck North American Power Fund, LP ("INAPF") is a Delaware limited partnership headquartered in Golden, Colorado. BHEC holds a 99% limited partnership interest and an indirect 1% general partnership interest in INAPF. BHEC also provides management services to INAPF. INAPF holds investments in two natural gas fired cogeneration facilities located in Massachusetts and California that are either QFs or are owned by EWGs.

Black Hills Ontario, LLC

         Black Hills Ontario, LLC is a Delaware limited liability company with operations in Ontario, California. BHEC holds direct and indirect membership interests in the company totaling 50%. BHEC is also a manager of the company. The company owns and operates a natural gas fired qualifying cogeneration facility in Ontario, California.

Black Hills Harbor, LLC

         Black Hills Harbor, LLC ("Black Hills Harbor") is a Delaware limited liability company with operations in Long Beach, California. BHEC indirectly holds the membership interests in Black Hills Harbor. Black Hills Harbor owns 70% of partnership interests of Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California.

Indeck Auburndale, LLC

         Indeck Auburndale, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is currently inactive.

Indeck Gordonsville, LLC

         Indeck Gordonsville, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is currently inactive.

AHDC, LLC

         AHDC, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro Development Corporation. The company is currently inactive.

Acquisition Partners, LP

         Acquisition Partners, LP ("APLP") is a New York limited partnership, headquartered in South Glen Falls, New York. BHEC owns a 21% limited partnership interest and Adirondack Hydro Development Corporation ("Adirondack Hydro") owns a 79% general partnership interest in APLP.

NHP, LP

         NHP, LP is a New York limited partnership ("NHP"). The company is headquartered in South Glens Falls, New York. Adirondack Hydro holds a 99.99% general partnership interest and APLP owns a 0.01% limited partnership interest in NHP. The company was licensed in 1992 (58 FERC 62,041) to commence construction of the Northumberland Hydroelectric Project No. 4244, to be located on the Hudson Dam of the New York State Barge Canal System.

ICPM, Inc.

         ICPM, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC. By FERC order dated March 31, 1995 in Docket Number ER95-640-000, ICPM, Inc. received approval to engage in wholesale electric power and energy transactions as a marketer. The company is currently inactive.

Middle Falls Corporation

         Middle Falls Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 49% limited partnership interest in Middle Falls Limited Partnership, which owns a qualified hydroelectric generating facility on the Battenkill River system of New York.

Middle Falls II, LLC

         Middle Falls II, LLC is a New York limited liability company that is a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company is a 1% general partner in Middle Falls Limited Partnership, which owns a qualified hydroelectric generating facility on the Battenkill River system of New York.

Middle Falls Limited Partnership

         Middle Falls Limited Partnership is a New York limited partnership. The partnership is headquartered in South Glens Falls, New York. Through its subsidiaries, BHEC owns a 1% general partnership interest and a 49% limited partnership interest in Middle Falls Limited Partnership. The partnership owns a qualified hydroelectric generating facility on the Battenkill River System of New York.

Middle Falls Partners, LLC

         Middle Falls Partners, LLC is a New York limited liability company and a wholly-owned subsidiary of Middle Falls Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by Middle Falls Limited Partnership.

Sissonville Corporation

         Sissonville Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Raquette River system in New York.

Sissonville II, LLC

         Sissonville II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 2% general partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Raquette River system in New York.

Sissonville Partners, LLC

         Sissonville Partners, LLC is a New York limited liability company and a wholly owned subsidiary of Sissonville Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by Sissonville Limited Partnership.

State Dam Corporation

         State Dam Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

State Dam II, LLC

         State Dam II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 2% general partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

NYSD Partners, LLC

         NYSD Partners, LLC is a New York limited liability company and a wholly owned subsidiary of NYSD Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by NYSD Limited Partnership.

Warrensburg Corporation

         Warrensburg Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

Warrensburg II Corporation

         Warrensburg II Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 2% general partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

South Glens Falls, LLC

         South Glens Falls, LLC is a New York limited liability company. The company is directly and indirectly wholly owned by BHEC. The company is headquartered in South Glens Falls, New York. The company is a 0.5% general partner in South Glens Falls Limited Partnership which owns a qualified hydroelectric generating facility on the Hudson River system of New York.

South Glens Falls Limited Partnership

         South Glens Falls Limited Partnership is a New York limited partnership. The partnership is headquartered in South Glens Falls, New York. Through its subsidiaries, BHEC owns a 0.5% general partnership interest and a 29.7% limited partnership interest in the partnership. The partnership owns a qualified hydroelectric generating facility on the Hudson River System of New York.

Black Hills Valmont Colorado, Inc.

         Black Hills Valmont Colorado, Inc. is a Delaware corporation and a wholly owned indirect subsidiary of BHEC headquartered in Golden, Colorado. The company is acted as financing agent during the construction phase of Black Hills Colorado, LLC's expansion project.


Black Hills Fountain Valley, LLC

         Black Hills Fountain Valley, LLC ("BHFV") is a Delaware limited liability company and a wholly owned subsidiary of BHEC headquartered in Golden, Colorado. BHFV holds the investment of BHEC in Fountain Valley Power, LLC ("Fountain Valley Power"). Fountain Valley Power is an EWG and that operates a 240 MW gas fired electric generation facility located south of Colorado Springs, Colorado.

Black Hills Nevada, LLC

         Black Hills Nevada, LLC ("BHN") (formerly known as Southwest Power,
LLC) is a Delaware limited liability company, and a wholly owned subsidiary Black Hills Southwest, LLC). Through its direct and indirect subsidiaries the company holds an investment in a 53 MW natural gas-fired cogeneration facility that is a QF and owns an adjacent 224 MW natural gas fired electric power generation facility, both located in the City of North Las Vegas, Nevada.

Black Hills Southwest, LLC

         Black Hills Southwest, LLC (formerly known as Black Hills Nevada, LLC) is a Delaware limited liability company and wholly owned subsidiary of BHEC. Through its direct and indirect subsidiaries the company holds an investment in a 53 MW natural gas-fired cogeneration facility that is a QF and owns an adjacent 224 MW natural gas-fired electric power generation facility, both located in the City of North Las Vegas, Nevada.

Desert Arc I, L.L.C.

         Desert Arc I, L.L.C. is a Delaware limited liability company that is owned fifty percent (50%) by BHN. Desert Arc I is an eighty-five percent (85%) general partner in LVCLP, a Nevada limited partnership which owns a 53 MW natural gas-fired cogeneration QF located in the city of North Las Vegas, Nevada.

Desert Arc II, L.L.C.

         Desert Arc II, L.L.C. is a Delaware limited liability company, that is owned fifty percent (50%) by BHN. Desert Arc II is a fifteen percent (15%) limited partner in LVCLP, a Nevada limited partnership which owns a 53 MW natural gas-fired cogeneration QF located in the city of North Las Vegas, Nevada.

Las Vegas Cogeneration Limited Partnership.

         Las Vegas Cogeneration Limited Partnership ("LVCLP") is a Nevada limited partnership. BHEC, through its subsidiaries, owns a forty-two and one-half percent (42.5%) general partnership interest and a seven and one-half percent (7.5%) limited partnership interest in the partnership. The partnership owns a 53 MW natural gas-fired cogeneration QF located in the City of North Las Vegas, Nevada.

Sunco Ltd., a Limited Liability Company

         Sunco Ltd, a Limited Liability Company ("Sunco") is a Nevada limited liability company and a wholly owned subsidiary of BHN. The company owns and operates a 12-acre greenhouse facility used to grow organic tomatoes. The greenhouse facility serves as the thermal host required by LVCLP to maintain its QF status. LVCLP supplies the greenhouse with thermal energy produced by the QF.

Black Hills Nevada Real Estate Holdings, LLC

         Black Hills Nevada Real Estate Holdings, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHN. The company owns and leases the land on which LVCLP's 53 MW natural gas-fired cogeneration facility, Las Vegas Cogeneration II, LLC's ("LVCII")") 224 MW natural gas-fired electric power generation facility, and Sunco's greenhouse facility are located.

E-Next A Equipment Leasing Company, LLC

         E-Next A Equipment Leasing Company, LLC is a Delaware limited liability company, and wholly owned subsidiary of BHFV. The company owns and leases certain equipment, including gas turbines and transformer packages, used at FVP's generation facility

Black Hills Nevada Operations, LLC


         Black Hills Nevada Operations, LLC is a Delaware limited liability company and wholly owned subsidiary of BHEC. The company operates the 53 MW natural gas-fired cogeneration facility owned by LVCLP and the 224 MW natural gas-fired electric power generation facility owned by LVCII, both located in the City of North Las Vegas, Nevada.


Black Hills Long Beach, Inc.

         Black Hills Long Beach, Inc. is a Delaware corporation that owns a 30% ownership interest in Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California. Black Hills Long Beach, Inc. is a wholly owned subsidiary of BHEC, which also owns indirect interests in the same facility through its indirect membership interests in Black Hills Harbor, LLC.

ITEM 2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                               ELECTRIC PROPERTIES

         The following table provides information on the generation, transmission and distribution facilities of Black Hills Power.

Generation Facilities

         During 2002, 81 percent of the fuel used by Black Hills Power to generate electricity, measured in Btus (British thermal units), was coal. Black Hills Power's generation facilities include: the Ben French Plant in Rapid City, South Dakota, consisting of five 20 MW combustion turbines, a 25 MW coal-fired steam boiler and four 2.5 MW oil-fired internal combustion units; Neil Simpson I and Neil Simpson II near Gillette, Wyoming, coal units with capacities of 21.8 and 88.9 MW, respectively; Osage Plant in Osage, Wyoming, a 34.5 MW coal-fired plant; Neil Simpson Complex CT #1, a 40 MW natural gas fired combustion turbine near Gillette, Wyoming; the Wyodak Plant (20% share, co-owned with PacifiCorp) near Gillette, Wyoming, at which Black Hills Power is entitled to 72.4 MW of capacity; and a 40 MW combustion turbine (the Lange CT #1,) near Rapid City, South Dakota, which became operational in 2002.

Generating Units

                                                               Year of                 Rating      Principal
Name of Plant                                                  Installation          (Kilowatts)     Fuel
Osage Plant - Osage, (WY)                                      1948-1952                34,500       Coal
Ben French Station - Rapid City, (SD)                          1960                     25,000       Coal
                                                               1965                     10,000       Oil
                                                               1977-1979               100,000       Oil or Gas
Neil Simpson Station - Gillette, (WY)                          1969                     21,760       Coal
                                                               1995                     88,900       Coal
Neil Simpson Complex CT 1 - Gillette, (WY)                     2000                     40,000       Gas
Wyodak Plant - Gillette, (WY)                                  1978                     72,400       Coal

Lange CT1 - Rapid City, (SD)                                   2002                     40,000       Gas

                    Total                                                              432,560
                                                                                       =======

Of the 432.56 MW total installed capacity, 175 MW of Black Hills Power's installed capacity is presently located in western South Dakota, with an additional 257.56 MW located in eastern Wyoming due to the abundance of low sulfur coal and natural gas in that state. By constructing its plants in close proximity to their fuel source, Black Hills Power is able to provide economical power to its customers and eliminate the substantial cost of transporting fuel by rail or pipeline to its generating facilities.

Transmission and Distribution Facilities

         Because 97% of Black Hills Power's service territory and 96% of its customers are located in South Dakota, 2,106 miles (96%) of Black Hills Power's 2,195 miles of distribution lines are also located in that state, with 63 additional miles (3%) of distribution lines serving Black Hills Power's Wyoming customers and 26 miles (1%) of distribution lines serving its Montana customers.

         Black Hills Power owns transmission lines consisting of 447 miles of 230 kV transmission lines, 533 miles of 69 kV lines and 8 miles of 47 kV lines. Black Hills Power also jointly owns 43 miles of 230 kV transmission lines with Basin Electric Power Cooperative. Over six hundred miles of Black Hills Power's transmission lines (59%) are located in South Dakota, with 289 additional line-miles (28%) in Wyoming that are used to transmit the economical power generated by Black Hills Power's mine-mouth coal-fired facilities and natural gas fired turbine located in Wyoming to its load centers in South Dakota. Black Hills also owns 40 miles of transmission line (4%) in Montana that are used to serve its customers in that State and 94 miles of transmission line (9%) in Nebraska, the sole purpose of which is to interconnect Black Hills Power with the Western Area Power Administration's transmission facilities in Stegall, Nebraska. Black Hills Power does not serve customers in Nebraska.

         In addition to the facilities identified above, Black Hills Power owns a service center in Rapid City, several district office buildings at various locations within its service area and an eight-story home office building in Rapid City, South Dakota, housing its home office on four floors, with the balance of the building rented to others.

         In August of 2002, Black Hills Power entered into a joint venture agreement with Basin Electric Power Cooperative of Bismarck, North Dakota, to construct and operate a 200 MW AC/DC/AC tie to connect the eastern and western power grids, at a site located southeast of Rapid City, South Dakota. Commercial operation of the facility is scheduled for October 2003. Black Hills Power will own 35% of the capacity and Basin Electric Power Cooperative will own the remaining 65% capacity.

                         NON-ELECTRIC ENERGY PROPERTIES

         Non-electric energy properties consist of coal mining properties, oil and natural gas properties and energy marketing properties.

Coal Mining Properties

         Wyodak is engaged in mining and processing sub-bituminous coal near Gillette in Campbell County, Wyoming, and owns or has user rights in the necessary mining, processing and delivery equipment to fulfill its sales contracts. The coal averages 8,000 Btus per pound. Mining rights to the coal are based upon four federal leases and one state lease. The estimated recoverable coal from the leases as of December 31, 2002 is 276,647,700 tons, of which 37,893,000 tons are committed to be sold to the Wyodak Plant and approximately 22,152,000 tons to Black Hills Power's other plants.

Oil and Natural Gas Properties

         Black Hills Exploration and Production operates 384 wells as of December 31, 2002. The majority of these wells are in the Finn Shurley Field, located in Weston and Niobrara Counties, Wyoming. Black Hills Exploration and Production does not operate, but owns a working interest in 443 producing properties located in the western and southern United States. Black Hills Exploration and Production also owns a 44.7 percent non-operating interest in a natural gas processing plant located at the Finn Shurley Field.

Energy Marketing Properties

         In 1999, Black Hills Energy Resources, Inc., formed Black Hills Energy Pipeline, LLC and Black Hills Millennium Pipeline, Inc., to own a minority interest in Millennium Pipeline Company, L.P., a 200-mile pipeline in Texas. In 2002, Black Hills Energy Resources, Inc., acquired the additional ownership interests of Equilon Pipeline Company, LLC, giving it 100% indirect ownership in Millennium Pipeline through its subsidiaries, Black Hills Energy
Pipeline, LLC and Black Hills Millennium Pipeline, Inc. The pipeline has a capacity of 67,000 barrels per day and transports crude oil from Beaumont, Texas to Longview, Texas.

         In 1999, Black Hills Energy Resources, Inc., also formed Black Hills Energy Terminal, LLC and Black Hills Millennium Terminal, Inc., to own a minority interest in Millennium Terminal Company, L.P., a terminal and storage facility located in Beaumont, Texas. In 2002, Black Hills Energy Resources, Inc., acquired the additional ownership interests of Equilon Pipeline Company, LLC, giving it 100% indirect ownership in Millennium Terminal through its subsidiaries Black Hills Energy Terminal, LLC and Black Hills Millennium Terminal, Inc. The terminal has 1.1 million barrels of crude oil storage connected to the Millennium pipeline at the Oiltanking terminal in Beaumont, Texas.

         In 2002, Black Hills Energy Resources formed Black Hills Kilgore Energy Pipeline, LLC and Black Hills Kilgore Pipeline, Inc., to own 100% interest in Black Hills Kilgore Pipeline Company, L.P., giving Black Hills an additional 190-mile pipeline in the East Texas and Gulf Coast Regions of Texas. The pipeline has a capacity of 35,000 barrels per day for sweet type crude oil and 22,000 barrels per day of sour type crude oil. The pipeline transports crude oil from Kilgore, Texas to Houston, Texas.


ITEM 3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

               Black Hills Power is the only PUHCA public utility company subsidiary of Black Hills Corporation. Black Hills Power conducts its public utility business substantially within the State of South Dakota.

          (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Retail:           1,515,636,000 kwh
                  Wholesale:        1,430,102,000 kwh
                                    -------------
                  TOTAL:            2,945,738,000 kwh

          (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  Out of state:  144,407,000  kwh (Wyoming)
                                  13,074,000  kwh (Montana)
                                 -----------
                  TOTAL:         157,481,000 kwh

          (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               Electricity generated by Black Hills Power's generating plants is primarily sold to retail customers located in South Dakota. Black Hills Power also utilizes its generating facilities to engage in out-of-state wholesale non-firm energy and opportunity sales and engages in other power marketing activities outside of South Dakota.

               Black Hills Power sold a total of 1,280,680,000 kwh of electric energy at wholesale outside of South Dakota, primarily in connection with its power marketing activities. Black Hills Power's rates for South Dakota retail service have been frozen since 1995 as the result of a rate settlement approved by the Public Utilities Commission of South Dakota. Black Hills recently extended the rate freeze through 2004. Under the rate freeze, Black Hills may not include fuel and purchased power adjustment clauses in its retail tariffs, placing the risk of fuel and purchased power cost increases on Black Hills Power. Revenues earned by Black Hills Power through its power marketing activities enhance its ability to provide lower-cost, reliable service to its South Dakota customers, and were an important consideration of the Company in agreeing to an extension of the rate freeze. Black Hills Power's marketing activities have allowed Black Hills Power to avoid retail rate increases for South Dakota customers. In addition, these revenues provide a source of funding, independent of retail rates, to expand its installed generating capability in South Dakota by 80 MW, and construct upgraded transmission facilities in South Dakota that will benefit South Dakota customers by enhancing reliability. These upgrades include the jointly-developed and jointly-owned (with Basin Electric Power Cooperative) 200 MW AC/DC/AC tie facility that is expected to be placed in service in October 2003.

          (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               Black Hills Power purchased a total of 851,835,000 kwh of electric energy outside of South Dakota, primarily for resale in connection with its power marketing activities.

ITEM 4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)  Name,   location,   business   address  and  description  of  the
               facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Black Hills Generation, Inc.

(a) Black Hills Generation, Inc. ("Black Hills Generation" formerly WYGEN, Inc.) is an exempt wholesale generator ("EWG") and a Wyoming Corporation. The FERC accepted Black Hills Generation's application for EWG status in a Letter Order reported at 95 FERCP. 62,025 (2001). Black Hills Generation's business address is 625 9th Street, P.O. Box 1400, Rapid City, SD 57709. Black Hills Generation commenced commercial operation of a 90 megawatt coal-fired electric generation facility to be located near Gillette, Wyoming, at the Wyodak coal mine (the "Wygen Plant"), on February 19, 2003. The company leases the facility from Wygen Funding, LP, an unrelated Delaware limited partnership owned by the project financiers. Black Hills Generation has constructed transmission facilities sufficient to deliver electric energy from the Wygen Plant to the Black Hills Power transmission system through an interconnection with the Wyodak Substation. On May 4, 2001, Black Hills Generation placed in service, a 40 MW combustion turbine (the Neil Simpson Complex CT #2) near Gillette, Wyoming.

(b)  Black Hills Generation is wholly owned by Wyodak.

(c) Black Hills Corporation, through its wholly owned subsidiary, Wyodak, has made capital contributions to Black Hills Generation totaling $66,501,000. Black Hills Generation had loans outstanding from Wyodak of $16,527,000 at December 31, 2000 and $76,242,533 at December 31, 2002. Black Hills Generation also had a loan outstanding from Black Hills Corporation of $330,011,953 at December 31, 2002.

(d) Total equity as of December 31, 2002 was 76,610,374. Net income for the twelve month period ended December 31, 2002 was $7,070,594.

(e) Black Hills Generation has entered into Point-to-Point Transmission Service Agreements with Black Hills Power, Inc., to deliver capacity and energy generated by Black Hills Generation to points of delivery pursuant to rates governed by the Open Access Transmission Tariff filed by Black Hills Power, Inc., in FERC Docket Number OA96-75-000. Fees and service charges are billed pursuant to FERC Open Access Tariff rates.

     Black Hills Generation entered into a Services and Facilities Agreement with Black Hills Power, Inc. on April 25, 2001, under which Black Hills Power, Inc. provides operation, maintenance and emergency services, as well as water, compressed air and auxiliary services for the benefit of a 40 MW gas combustion turbine owned by Black Hills Generation and located near Gillette, Wyoming. Fees and service charges are billed at cost.

     Black Hills Generation is a party to the Power Purchase Agreement, FERC Electric Rate Schedule First Revised Volume No. 93, and the Gillette Turbine Power Purchase Agreement, FERC Electric Rate Schedule First Revised Volume No. 93, with Cheyenne Light, Fuel and Power Company ("Cheyenne"), which agreements were temporarily assigned by Cheyenne to its affiliate Public Service Company of Colorado for the period covering February 25, 2001 through December 31, 2003.

     Black Hills Generation also is a party to a Power Purchase Agreement with Municipal Energy Agency of Nebraska ("MEAN"), under which Black Hills Generation will sell MEAN 20 MW of firm power from Black Hills Generation's Wygen Plant for a ten-year term that commenced February 17, 2003.


Black Hills Colorado, LLC

(a) Black Hills Colorado, LLC ("Black Hills Colorado" formerly named Indeck Colorado, LLC), is an EWG and a Delaware limited liability company. Black Hills Colorado is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. FERC accepted Black Hills Colorado's application for EWG status in an order reported at 91 FERC P. 62,131 (2000). Black Hills Colorado owns and operates natural gas-fired electric generating facilities located at the Arapahoe Power Station in Denver, Colorado, and the Valmont Power Station in Boulder, Colorado, with a combined generating capacity of 210 MW.

(b)  Black Hills Colorado is wholly owned by BHEC.

(c) Black Hills Generation, Inc. and Indeck Capital, Inc. made equity contributions of $21,278,000 and $360,000, respectively, in June, 2000. In addition, BHEC made equity contributions of $28,330,000 in 2001, bringing total equity to $49,968,000. On July 7, 2000, Indeck Capital, Inc. was merged into Black Hills Energy Capital, Inc., a wholly owned subsidiary of Black Hills Corporation. Effective on December 31, 2000, the equity interest of Black Hills Generation, Inc. in Black Hills Colorado was assigned to Black Hills Energy Capital, Inc.

(d) As of December 31, 2002, Black Hills Colorado, LLC had total equity of $30,702,342.77. Its net income for the twelve-month period ended December 31, 2002 was $5,715, 266.

(e)  None.

Fountain Valley Power, LLC

(a) Fountain Valley Power, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. Fountain Valley Power is an exempt wholesale generator ("EWG"). The FERC accepted Fountain Valley Power's application for EWG status in a letter order reported at 95 FERC P. 62,099
     (2001). Fountain Valley Power's business address is 350 Indiana Street, Suite 400, Golden, Colorado 80401.

     Fountain Valley Power owns and operates a 240 MW gas fired electric generation facility located south of Colorado Springs, Colorado. The project output is sold under a Tolling Agreement to Public Service Company of Colorado ("PSCo").

(b) Fountain Valley Power is wholly owned by Black Hills Fountain Valley, Inc., which in turn is wholly owned by BHEC.

(c) Black Hills Corporation has indirectly contributed $36,000,000 in equity in Fountain Valley Power, through its wholly owned subsidiary, BHEC. There are no direct or indirect guarantees by Black Hills Corporation in favor of Fountain Valley Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Fountain Valley Power.

(d) As of December 31, 2002, Fountain Valley Power had total equity of $47,552,987. For the twelve month period ended December 31, 2002, net earnings totaled $11,222,629.

(e) On March 30, 2001, Fountain Valley Power, LLC entered into a Project Services Agreement with BHEC, by which BHEC or its affiliates agreed to provide development, management and/or technical services during the permitting, construction and commercial operations phases of the project. Fees and services charges are billed pursuant to a Schedule of Service Charges attached to the Agreement. In addition, the company pays BHEC an annual service fee of $250,000 for services performed under the agreement. Fountain Valley Power was also a party to the Engineering, Procurement and Construction Contract with Enron Engineering and Construction Company dated January 19, 2001. During 2002, Enron (or its affiliate) performed punch list and completion services, which services were not completed by Enron, due to its (or its affiliate's) bankruptcy.

Harbor Cogeneration Company

(a) Harbor Cogeneration Company ("Harbor Cogen") is an EWG and a California corporation that owns a 98 MW cogeneration facility located near the city of Long Beach in Los Angeles County, California. Harbor Cogen is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. Harbor Cogen's application for EWG status was approved by FERC in a Letter Order reported at 86 FERC P. 62,188 (1999). Harbor Cogen's facilities are directly connected to Southern California Edison Company's 230 kV transmission system through a step-up transformer owned by Harbor Cogeneration.

(b) BHEC indirectly owns a 100% interest in the EWG (by and through its ownership of Black Hills Harbor, LLC and Black Hills Long Beach, Inc.)

(c) On March 30, 1987, South Coast Energy Company contributed $840,000 to Harbor Cogen. South Coast Energy Company's interest was later acquired by Indeck Harbor, LLC, (now known as Black Hills Harbor, LLC) which is indirectly owned by Black Hills Corporation . There are presently no direct or indirect guarantees by Black Hills Corporation in favor of Harbor Cogen or recourse debt to any system company.

(d) As of December 31, 2002, Harbor Cogen had total equity of $47,521,645. For the twelve months ended December 31, 2002 Harbor Cogen's earnings totaled $13,024,831.

(e)  None.

Las Vegas Cogeneration II, L.L.C.

(a) Las Vegas Cogeneration II, L.L.C. ("LVCII") is an EWG and a Delaware limited liability company that owns and operates a 224 MW natural gas-fired electric power generation facility in the city of North Las Vegas, Nevada. The facility began commercial operation in January 2003. LVCII is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. LVCII's application for EWG status was approved by FERC in a Letter Order reported at 99 FERC P. 62,182. LVCII holds a 100% ownership interest in another EWG, Las Vegas Cogeneration Energy Financing, L.L.C. The project's output is sold at wholesale on a long-term basis to Allegheny Energy Supply Company, LLC. The project is directly interconnected with Nevada Power company's transmission system through a step-up transformer owned by LVCII.

(b) BHEC indirectly owns a 100% interest in the EWG (by and through its ownership of Black Hills Southwest, LLC and Black Hills Nevada, LLC).

(c) Black Hills Corporation has indirectly contributed $213,148,631 in equity in LVCII, through its wholly owned subsidiary, BHEC. LVCII is a party to that certain Project Credit Agreement, dated as of August 26, 2002, as amended by the First Amendment thereto dated November 26, 2002, pursuant to which LVCII and Las Vegas Cogeneration Energy Financing Company, L.L.C. ("LVCEFC") have borrowed $50,000,000. Black Hills Corporation has guaranteed LVCII's and LVCEFC's performance under the credit agreement..

(d) As of December 31, 2002, LVCII had total equity of $163,148,631. For the twelve months ended December 31, 2002 LVCII's net loss totaled $2,575,738.

(e) On May 4, 2001, LVCII entered into a Capacity and Ancillary Services Sale and Tolling Services Agreement with Allegheny Energy Supply Company, LLC ("Allegheny"), under which LVCII sells electric capacity to Allegheny. On March 9, 2001, LVCII entered into an Engineering, Procurement and Construction Contract with Modern Continental South, Inc. ("Modern") under which Modern agreed to provide engineering, procurement and construction services during the permitting, construction and commercial operations phases of the project. Fees and service charges are billed in accordance with the terms of the agreement

Las Vegas Cogeneration Energy Financing Company, L.L.C.

(a) Las Vegas Cogeneration Energy Financing Company, L.L.C. ("LVCEFC") is an EWG and a Delaware limited liability company that owns and will lease certain equipment to be used at LVCII's 224 MW natural gas-fired electric power generation facility in the city of North Las Vegas, Nevada. The facility began commercial operation in January of 2003. LVCEFC is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. LVCEFC's application for EWG status was approved by FERC in a Letter Order reported at 99 FERC P. 62,148 (2002). The output of the LVCII project is sold as described in the description of LVCII, above.

(b) BHEC indirectly owns a 100% interest in the EWG (by and through its ownership of Black Hills Southwest, LLC, Black Hills Nevada, LLC and Las Vegas Cogeneration II, L.L.C.).

(c) The allocation of equipment and other assets related to LVCII's 224 MW natural gas-fired electric power generation facility in North Las Vegas, Nevada, among various of Black Hills Corporation's indirect subsidiaries has not yet been finalized, and as such, Black Hills is unable at this time to provide a response to this request.

(d) The allocation of equipment and other assets related to LVCII's 224 MW natural gas-fired electric power generation facility in North Las Vegas, Nevada, among various of Black Hills Corporation's indirect subsidiaries has not yet been finalized, and as such, Black Hills is unable at this time to provide a response to this request

(e) LVCEFC leases equipment to be used at LVCII's 224 MW natural gas-fired electric power generation facility in the city of North Las Vegas, Nevada

Adirondack Hydro Development Corporation

(a) Adirondack Hydro Development Corporation ("Adirondack Hydro") is a Delaware corporation, located at 39 Hudson Falls Road, South Glens Falls, NY 12803. In Adirondack Hydro Development Corporation, 92 FERC P. 62,165 (2000), FERC determined that Adirondack Hydro was an EWG. Adirondack Hydro holds direct and indirect interests in other EWGs including Northern Electric Power Co., L.P., Hudson Falls, LLC, Sissonville Limited Partnership, Warrensburg Hydro Power Limited Partnership, NYSD Limited Partnership, Adirondack Hydro - Fourth Branch, LLC, and Adirondack Operating Services, LLC.

(b)  Adirondack Hydro is wholly owned by BHEC.

(c) Indeck Capital, Inc. contributed $3,975,105 to Adirondack Hydro prior to Black Hills Corporation's ownership of the EWG. Black Hills Corporation has indirectly invested $15,855,000 in Adirondack Hydro through its wholly owned subsidiary, BHEC. There are no direct or indirect guaranties by Black Hills Corporation in favor of Adirondack Hydro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Hydro.

(d) As of December 31, 2002, Adirondack Hydro had total equity of $53,544,000. For the twelve-month period ended December 31, 2002 net earnings totaled $5,357,000.

(e) Adirondack Hydro is a party to a service contract with its wholly owned subsidiary Adirondack Operating Services, LLC, wherein Adirondack Hydro receives management and administrative services from Adirondack Operating Services, LLC. Adirondack Operating Services, LLC provides these services at cost.

Northern Electric Power Co., L.P.

(a) Northern Electric Power Co., L.P., ("Northern Electric") is a New York limited partnership located at 39 Hudson Falls Road in South Glens Falls, New York 12803. On January 14, 1994, FERC determined that Northern Electric was an EWG. Northern Electric Power Co., 66 FERC P. 61,060 (1994). Northern Electric owns Hudson Falls, a FERC jurisdictional 44 MW net capacity QF located on the Hudson River near the Town of Moreau, in Saratoga and Washington Counties, New York. The Hudson Falls facility was granted qualifying status in Northern Electric Power Co., LP, 65 FERC P. 62,231
     (1993) and has filed several self-certifications of qualifying status thereafter.

(b) Through their subsidiary, Hudson Falls, LLC, Adirondack Hydro (98.5%) and BHEC (1.5%) indirectly own half of the 1% general partnership interest in Northern Electric. Adirondack Hydro directly owns a 36.5% limited partnership interest in Northern Electric.

(c) Adirondack Hydro contributed $3,137,798 to Northern Electric in 1995. Black Hills Corporation acquired Adirondack Hydro on July 7, 2000 with the merger of Adirondack Hydro's parent, Indeck Capital, Inc. into BHEC. Allstate Insurance Company and Allstate Life Insurance Company contributed $4,184,253 and $2,091,342 to Northern Electric, respectively, in 1995. As of December 31, 2001, Adirondack Hydro acquired all of the interests of Allstate Insurance Company's and Allstate Life Insurance Company's respective limited partnership interests. There are no direct or indirect guarantees in favor of Northern Electric by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Northern Electric.

(d) As of December 31, 2002. Northern Electric had total equity of $11,770,088. For the twelve-month period ended December 31, 2002, net earnings totaled $5,704,741.

(e) Northern Electric is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Northern Electric. Adirondack Operating Services, LLC provides these services at cost.

Hudson Falls, LLC

(a) Hudson Falls, LLC ("Hudson Falls") is a New York limited liability company whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Hudson Falls holds one-half of the general partnership interest in Northern Electric. FERC determined that Hudson Falls was an EWG in Hudson Falls, LLC, 73 FERC P. 61,062 (1995).

(b)  Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Hudson Falls.

(c) The original members of the company, Adirondack Hydro, J. Forester, R. Dudley and S. Chwiecko, contributed $10,683.43, $790.00, $790.00 and $790.00, respectively, to Hudson Falls in 1995. Adirondack Hydro subsequently bought the interests of all of the other original members of the company when it was acquired by Indeck Capital, Inc. in 1997. A 1.5% interest was then transferred by Adirondack Hydro to Indeck Capital, Inc. Black Hills Corporation indirectly acquired 100% of Hudson Falls through the merger of Indeck Capital, Inc. into its wholly owned subsidiary BHEC on July 7, 2000. There are no direct or indirect guarantees of any Hudson Falls debt by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Hudson Falls.

(d) As of December 31, 2002, Hudson Falls had total equity of $144,866. For the twelve-month period ended December 31, 2002, net earnings totaled $28,199.

(e) Hudson Falls is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management and administrative services to Hudson Falls. Adirondack Operating Services, LLC provides these services at cost.

Sissonville Limited Partnership

(a) Sissonville Limited Partnership ("Sissonville") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Sissonville is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.3 MW which is located on the Raquette River in the Town of Potsdam, St. Lawrence County, New York. FERC approved Sissonville's application for EWG status in an order reported at 92 FERC P. 62,129 (2000).

(b) Adirondack Hydro is presently the indirect owner of 2% general partnership and 98% limited partnership interests in Sissonville by and through its interests in Sissonville Corporation and Sissonville II, LLC.

(c) Adirondack Hydro contributed $102 to Sissonville on September 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of Sissonville's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $2,673,424 to Sissonville. There are no direct or indirect guarantees by Black Hills Corporation in favor of Sissonville. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Sissonville.

(d) As of December 31, 2002, Sissonville had total equity of $1,481,526. For the twelve-month period ended December 31, 2002, net earnings totaled $129,500.

(e) Sissonville is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Sissonville. Adirondack Operating Services, LLC provides these services at cost.

Warrensburg Hydro Power Limited Partnership

(a) Warrensburg Hydro Power Limited Partnership ("Warrensburg Hydro") is a New York limited partnership, which is headquartered at 39 Hudson Falls Road, South Glens Falls, New York 12803. Warrensburg Hydro is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.835 MW which is located on the Schroon River in the Town of Warrensburg, Warren County, New York. Warrensburg's application for EWG status was approved by FERC in an order reported at 92 FERC P. 62,157 (2000).

(b) Warrensburg is an indirect wholly owned subsidiary of Adirondack Hydro by and through Adirondack Hydro's ownership of Warrensburg Corporation and Warrensburg II Corporation.

(c) The original partners, Adirondack Hydro, Dominion Energy, Inc. and Dominion Cogen NY, Inc., contributed $300,000, $2,254,000 and $46,000, respectively, to Warrensburg on December 30, 1987. On October 31, 1998, Adirondack Hydro purchased the partnership interests held by Dominion Energy, Inc. and Dominion Cogen NY, Inc. Adirondack then transferred its limited and general partnership interests in Warrensburg to its wholly owned subsidiaries, Warrensburg Corporation and Warrensburg II Corporation, respectively. Black Hills Corporation acquired indirect ownership of Warrensburg on July 7, 2000 when its wholly owned subsidiary BHEC merged with Warrensburg ultimate parent, Indeck Capital, Inc. There are no direct or indirect guarantees by Black Hills Corporation in favor of Warrensburg. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Warrensburg.

(d) As of December 31, 2002, Warrensburg had total equity of $721,905. For the twelve-month period ended December 31, 2002, net income totaled $81,433.

(e) Warrensburg is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Warrensburg. Adirondack Operating Services, LLC provides these services at cost.

NYSD Limited Partnership

(a) NYSD Limited Partnership ("NYSD") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. NYSD is an EWG that owns and operates a hydroelectric facility with an installed capacity of 10.83 MW which is located on the Mohawk River in the Town of Waterford and City of Cohoes in Saratoga and Albany Counties, New York. FERC approved NYSD's application for EWG status in an order reported at 92 FERC P. 62,158
     (2000). (b) Adirondack Hydro is the indirect owner of 2% general partnership and 98% limited partnership interests in NYSD by and through its ownership of interests in State Dam Corporation and State Dam II, LLC.

(c) Adirondack Hydro contributed $513,102 to NYSD on December 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of NYSD's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $8,642,777 to NYSD. There are no direct or indirect guarantees by Black Hills Corporation in favor of NYSD. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of NYSD.

(d) As of December 31, 2002, NYSD had total negative equity of $7,350,059. For the twelve-month period ended December 31, 2002, net income totaled $937,468.

(e) NYSD is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to NYSD. Adirondack Operating Services, LLC provides these services at cost.

Adirondack Hydro - Fourth Branch, LLC

(a) Adirondack Hydro - Fourth Branch, LLC ("Fourth Branch") is a limited liability company organized under the laws of the State of New York. The principal business address of Fourth Branch is 39 Hudson Falls Road, South Glens Falls, New York 12803. The FERC accepted Fourth Branch's application for EWG status in a Letter Order reported at 93 FERC P. 62,108 (2000). On September 29, 2000 Fourth Branch acquired ownership of a hydroelectric generating facility with an installed capacity of 3.35 MW located on the Mohawk River in the Town of Waterford, Saratoga County, New York. This is currently the only generating facility owned by Fourth Branch.

(b)  Adirondack Hydro is the sole member of Fourth Branch.

(c) Adirondack Hydro made an equity contribution of $634,441 in Fourth Branch on October 20, 2000. There are presently no direct or indirect guarantees by Black Hills Corporation or any other system company in favor of Fourth Branch or any recourse debt to Black Hills Corporation or any system company.

(d) As of December 31, 2002, Fourth Branch had total equity of $887,020. For the twelve months ended December 31, 2001, Fourth Branch's earnings totaled $937,468.

(e) Fourth Branch is a party to a service contract with Adirondack Operating Services, LLC wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Fourth Branch. Adirondack Operating Services, LLC provides these services at cost.

Adirondack Operating Services, LLC

(a) Adirondack Operating Services, LLC ("Adirondack Operating") is a limited liability company incorporated in New York whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Adirondack Operating operates seven associated hydroelectric generating facilities (both EWGs and QFs) located in New York State. On October 12, 1995, FERC issued a determination that Adirondack Operating is an EWG. Adirondack Operating Services, LLC, 73 FERC P. 61,061 (1995).

(b)  Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Adirondack Operating.

(c) Adirondack Hydro contributed $1,000 to Adirondack Operating on August 11, 1995. Black Hills Corporation indirectly acquired this interest through the merger of Adirondack Operating's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. There are no direct or indirect guarantees by Black Hills Corporation in favor of Adirondack Operating. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Operating.

(d) As of December 31, 2002, Adirondack Operating had total equity of $1,000. Adirondack Operating had no profit or loss for the twelve month period ended December 31,2002.

(e)  Adirondack  Operating  provides  management,  administrative  and operating
     services   to  the   following   Black  Hills   Corporation   subsidiaries:
     Warrensburg, NYSD, Sissonville, Northern Electric, Middle Falls, South Glens Falls, L.P., and Fourth Branch. Adirondack Operating provides these services at cost.

Indeck Pepperell Power Associates, Inc.

(a) Indeck Pepperell Power Associates, Inc. ("Indeck Pepperell"), is an EWG incorporated in the State of Delaware with its principal business offices located at 350 Indiana Street, Suite 400, Golden, CO 80401. Indeck

     Pepperell owns a 38 MW cogeneration facility located in Pepperell, Massachusetts near the James River Pepperell, Inc. paper mill. Pepperell Power Associates Limited Partnership's (the predecessor to Indeck Pepperell) application for EWG status was granted by FERC in Pepperell Power Associates Limited Partnership, 62 FERC P. 61,182 (1993).

(b) BHEC indirectly owns 100% of the capital stock of Indeck Pepperell by and through its interests in Indeck North American Power Fund, L.P. and North American Funding, LLC.

(c) Indeck Pepperell has total paid in capital of $10,947,564. Of that amount, $8,940,547 is attributable to Black Hills Corporation through its ownership interests in Indeck North American Power Fund, L.P. There are no direct or indirect guarantees by Black Hills Corporation in favor of Indeck
     Pepperell. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Indeck Pepperell.

(d) As of December 31, 2002, Indeck Pepperell had total equity of $6,586,110. Indeck Pepperell had net loss of $717,814 for the twelve month period ended December 31, 2002.

(e)  None.

Jamaica Private Power Company

(a) Jamaica Private Power Company ("Jamaica Power"), an EWG that is a Jamaican limited liability company. Jamaican Power owns a 60 MW diesel combined cycle facility located in Rockfort, Kingston, Jamaica. Jamaica Power's application for EWG status was granted by FERC in Jamaica Private Power Company Limited, 67 FERC P. 61,279 (1994).

(b) EIF Investors, Inc. owns a 0.5% general partnership interest and a 6.46% limited partnership interest in Energy Investors Fund II, L.P. ("EIFII") which, in turn, holds a 15.7% Class B Membership in Jamaica Power.

(c) EIF Investors, Inc. has invested $7.5 million in EIFII. EIFII has invested $7.32 million in Jamaica Power. There are no direct or indirect guarantees by Black Hills Corporation in favor of Jamaica Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Jamaica Power.

(d) As of December 31, 2002, the total cost of Jamaica Power's facility was $144,000,000.

(e)  None.

P.H.     Rio Volcan, S.A.

(a) P.H. Rio Volcan, S.A. ("Rio Volcan"), an EWG that is incorporated in Costa Rica with its principal business offices located at Parque Empresarial Forum, Edificio B Primer Piso, Santa Ana, San Jose, Costa Rica.. Rio Volcan owns a 17 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Rio Volcan's application for EWG status was granted by FERC in P.H. Rio Volcan, S.A., 82 FERC P. 62,029 (1998).

(b) EIF Investors, Inc. holds a 0.5% general partnership interest and a 6.46% limited partnership interest in EIFII. EIFII holds a 35% ownership interest in Rio Volcan.

(c) BHEC has invested $7.5 million in EIFII. EIFII has invested $2 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Rio Volcan. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Rio Volcan.

(d) As of December 31, 2002, the total cost of Rio Volcan was $33,600,000. (e) None.

P.H.     Don Pedro, S.A.

(a) P.H. Don Pedro, S.A. ("Don Pedro"), an EWG that is incorporated in Costa Rica, with its principal business offices located at Parque Empresarial Forum, Edificio B Primer Piso, Santa Ana, San Jose, Costa Rica. Don Pedro owns a 14.5 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Don Pedro's application for EWG status was granted by FERC in P.H. Don Pedro, S.A., 78 FERC P. 62,198 (1997).

(b) EIF Investors, Inc. holds a 0.5% general partnership interest and a 6.46% limited partnership in EIFII. EIFII holds a 29% ownership interest in Don Pedro.

(c) EIF Investors, Inc. has invested $7.5 million in EIFII. EIFII has invested $1.5 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Don Pedro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Don Pedro.

(d)  As of December 31, 2002, the total cost of Don Pedro was $25,200,000.

(e)  None.

Berkshire Power Company, L.L.C.

(a) Berkshire Power Company, L.L.C. ("Berkshire Power"), a Massachusetts limited liability company with its principal office located at 200 High Street, 5th Floor, Boston, MA 02110 is an EWG that was formed to construct and own an eligible 270 MW facility located in Agawam, Massachusetts. Berkshire Power's application for EWG status was granted by FERC in Berkshire Power Company, L.L.C., 89 FERC P. 62,164 (2000).

(b) EIF Investors, Inc. owns a 0.5% general partnership interest and a 4.9% limited partnership interest in Project Finance Fund III ("EIFIII"). EIFIII holds a 25.5% equity interest in Berkshire Power.

(c) The total cost of the Berkshire Power facility was $200,000,000 as of December 31, 2001. Of that amount, $51,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of Berkshire Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Berkshire Power.

(d) As of December 31, 2002, the total cost of the Berkshire Power facility was $200,000,000.

(e)  None.

MASSPOWER

(a) MASSPOWER, a Massachusetts general partnership with its principal place of business at One Bowdoin Square, Boston, MA 02114-2910, is an EWG that owns and operates an eligible 240 MW facility located in Springfield, Massachusetts. MASSPOWER's application for EWG status was granted in MASSPOWER, 83 FERC P. 62,273 (1998).

(b) EIF Investors, Inc. owns a 0.5% general partnership interest and a 4.9% limited partnership interest in EIFIII. EIFIII holds a 17.5% equity interest in MASSPOWER.

(c) The total cost of the MASSPOWER facility was $240,000,000 as of December 31, 2001. Of that amount, $42,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of MASSPOWER. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of MASSPOWER.

(d) As of December 31, 2002, the total cost of the MASSPOWER facility was $240,000,000.

(e)  None.

                                    EXHIBIT A

         Consolidating statement of income and retained earnings of Black Hills Corporation and its subsidiaries for the year ended December 31, 2002 and a consolidating balance sheet as of December 31, 2002.

         The Company is requesting confidentiality for the financial statements ended December 31, 2002 of this U-3A-2 filing. This request is being made pursuant to Section 22b of the Public Utility Holding Company Act of 1935 and Rule 104 thereunder.

                                    EXHIBIT B

Organizational Charts Showing Relationship of Each EWG or Foreign Utility Company to Associate Companies in the Holding Company System


Exempt Wholesale Generators (EWGs):

1. ADIRONDACK HYDRO DEVELOPMENT CORPORATION

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation

2. BLACK HILLS COLORADO, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Black Hills Colorado, LLC

3. INDECK PEPPERELL POWER ASSOCIATES, INC.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Black Hills North America, Inc.
      North American Funding, LLC
        Indeck North American Power Partners, LP
          Indeck North American Power Fund, LP
            Indeck Pepperell Power Associates, Inc.

4. FOUNTAIN VALLEY POWER, LLC

Black Hills Corporation
 Black Hills Powers, Inc.
  Black Hills Energy Capital, Inc.
    Black Hills Fountain Valley, LLC
      Fountain Valley Power, LLC

5. HARBOR COGENERATION COMPANY

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      North American Funding, LLC
      Black Hills North America, Inc.
        Indeck North American Power Partners, LP
          Indeck North American Power Fund, LP
            Black Hills Harbor, LLC
              Harbor Cogeneration Company

6. LAS VEGAS COGENERATION, II, L.L.C.

Black Hills Corporation
 Black Hills Power, Inc.
   Black Hills Energy Capital, Inc.
     Black Hills Southwest, LLC
        Black Hills Nevada, LLC

7. LAS VEGAS COGENERATION ENERGY FINANCING, L.L.C.

Black Hills Corporation
 Black Hills Power, Inc.
   Black Hills Energy Capital, Inc.
     Black Hills Southwest, LLC
        Black Hills Nevada, LLC
           Las Vegas Cogeneration, II, L.L.C.

8. BLACK HILLS GENERATION, INC.

Black Hills Corporation
  Black Hills Power, Inc.
    Wyodak Resources Development Corp.
      Black Hills Generation, Inc.

9. HUDSON FALLS, LLC

Black Hills Corporation
    Black Hills Power, Inc.
      Black Hills Energy Capital, Inc.
        Adirondack Hydro Development Corporation
          Hudson Falls, LLC

10. ADIRONDACK OPERATING SERVICES, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Adirondack Operating Services, LLC

11. SISSONVILLE LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Sissonville Corporation
        Sissonville II, LLC
          Sissonville Limited Partnership

12. NYSD LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        State Dam Corporation
        State Dam II, LLC
          NYSD Limited Partnership

13. WARRENSBURG HYDRO POWER LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Warrensburg Corporation
        Warrensburg II, Corporation
          Warrensburg Hydro Power Limited Partnership

14. NORTHERN ELECTRIC POWER COMPANY, LP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Hudson Falls, LLC
          Northern Electric Power Company, LP

15. ADIRONDACK HYDRO - FOURTH BRANCH, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Adirondack Hydro - Fourth Branch, LLC

16. JAMAICA PRIVATE POWER COMPANY

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        Jamaica Private Power Company

17. P.A. DON PEDRO, S.A.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        P.A. Don Pedro S.A.

18. P.H. RIO VOLCAN, S.A.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        P.H. Rio Volcan, S.A.

19. BERKSHIRE POWER COMPANY, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund III, LP
        Berkshire Power Company, LLC

20.      MASSPOWER

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund III, LP
        MASSPOWER

                             BLACK HILLS CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.


                                  Black Hills Corporation


                               By /s/ Mark T. Thies
                                  ----------------------------------
                                  Mark T. Thies
                                  Sr. Vice President Finance and CFO


Corporate Seal

Attest:

/s/ Steven J. Helmers
---------------------------------------
General Counsel and Corporate Secretary





Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

                           Steven J. Helmers
                           General Counsel and Corporate Secretary
                           Post Office Box 1400
                           Rapid City, SD 57709